Exhibit 99.1

Qudian Inc. Reports Third Quarter 2020

Unaudited Financial Results

XIAMEN, China, December 14, 2020 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced its unaudited financial results for the quarter ended September 30, 2020.

Third Quarter 2020 Operational Highlights:

•	Total number of registered users as of September 30, 2020 reached 81.3 million, representing an increase of 3.8% from September 30, 2019

•

Number of outstanding borrowers[1] from loan book business and transaction services business as of September 30, 2020 decreased by 18.2% to 4.1 million from 5.0 million as of June 30, 2020 as a result of the conservative and prudent strategy which the Company has deployed

•

Total outstanding loan balance from loan book business[2] decreased by 34.5% to RMB6.4 billion as of September 30, 2020, compared to the outstanding balance as of June 30, 2020; Total outstanding loan balance from transactions serviced on open platform decreased by 29.6% to RMB6.9 billion as of September 30, 2020, compared to the outstanding balance as of June 30, 2020

•

Amount of transactions from loan book business for this quarter increased by 18.7% to RMB5.0 billion from the second quarter of 2020; Amount of transactions serviced on open platform for this quarter decreased by 29.9% to RMB498.4 million from the second quarter of 2020

•

Weighted average loan tenure for our loan book business was 4.6 months for this quarter, compared with 4.7 months for the second quarter of 2020; Weighted average loan tenure for transactions serviced on open platform was 6.8 months for this quarter, compared with 10.6 months for the second quarter of 2020

[1]

Outstanding borrowers are borrowers who have outstanding loans as of a particular date, including outstanding borrowers from both loan book business and transaction services business. Transaction services business, relates to various services, including credit assessment, referral and post-origination services, provided through our open platform, which was launched in the second half of 2018.

[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

Third Quarter 2020 Financial Highlights:

•	Total revenues were RMB849.4 million (US$125.1 million), representing a decrease of 67.2% from the same period of last year

•	Net income decreased by 43.2% year-on-year to RMB592.3 million (US$87.2 million), or RMB2.22 (US$0.33) per diluted ADS

•	Non-GAAP net income[3] decreased by 45.7% year-on-year to RMB576.4 million (US$84.9 million), or RMB2.16 (US$0.32) per diluted ADS

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“In the third quarter, we maintained a prudent approach to the operation of our cash credit business amid fast-evolving regulations regarding online lending,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We also remained focused on protecting our net assets, continuing to implement stringent credit approval standards in order to navigate the dynamic operating environment. Our loan book business generated total transaction value of RMB5.0 billion during the period, representing an increase of 19% from the second quarter, which was in line with our expectation.”

“Nevertheless, we are encouraged to see meaningful improvement across our delinquency metrics compared to the first half of this year, a validation of the effective execution of our operational strategy. Our overall D1 delinquency rate[4] declined to approximately 13% at the end of November. Looking ahead, we plan to maintain a thoughtful approach to our loan business operation in order to make further improvements to our asset quality,” Mr. Luo concluded.

“In light of macroeconomic and overall credit cycle uncertainties throughout this year, we have been upholding stringent requirements for credit applications and approval process on our platform. In the meantime, we continued to make efforts to explore new business avenues and investment opportunities, including but not limited to early childhood education.” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

[4]

“D1 delinquency rate” is defined as (i) the total amount of principal and financing service fees that became overdue as of a specified date, divided by (ii) the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business and transaction services business.

Third Quarter Financial Results

Total revenues were RMB849.4 million (US$125.1 million), representing a decrease of 67.2% from RMB2,590.9 million for the third quarter of 2019.

Financing income totaled RMB487.3 million (US$71.8 million), representing a decrease of 38.9% from RMB797.9 million for the third quarter of 2019, as a result of a decrease in average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 69.6% to RMB177.2 million (US$26.1 million) from RMB583.3 million for the third quarter of 2019, as a result of the reduction of transaction volume of off-balance sheet loans during this quarter, partially offset by reclassification of guarantee income in accordance with ASC326.

Transaction services fee and other related income decreased to RMB6.6 million (US$1.0 million) from RMB993.3 million for the third quarter of 2019, mainly as a result of a substantial decrease in the transaction amounts of open platform.

Sales income increased to RMB139.0 million (US$20.5 million) from RMB135.5 million for the third quarter of 2019, mainly due to the launch of the Wanlimu e-commerce platform, partially offset by the reduced sales income from the Dabai Auto business.

Sales commission fee decreased by 74.1% to RMB18.1 million (US$2.7 million) from RMB69.9 million for the third quarter of 2019, due to a decrease in the amounts of merchandise credit transactions.

Total operating costs and expenses decreased by 92.9% to RMB100.0 million (US$14.7 million) from RMB1,400.8 million for the third quarter of 2019.

Cost of revenues decreased by 3.7% to RMB198.8 million (US$29.3 million) from RMB206.3 million for the third quarter of 2019, primarily due to a decrease in lending related costs, partially offset by an increase in cost of goods sold related to the Wanlimu e-commerce platform.

Sales and marketing expenses decreased by 1.1% to RMB64.8 million (US$9.5 million) from RMB65.5 million for the third quarter of 2019.

General and administrative expenses decreased by 10.4% to RMB58.3 million (US$8.6 million) from RMB65.1 million for the third quarter of 2019, as a result of reduced share-based compensation expenses.

Research and development expenses increased by 15.9% to RMB51.1 million (US$7.5 million) from RMB44.1 million for the third quarter of 2019, as a result of an increase in staff salary.

Provision for receivables and other assets decreased by 87.1% to RMB89.5 million (US$13.2 million) from RMB691.1 million for the third quarter of 2019. The decrease was primarily due to a decrease in past-due on-balance sheet outstanding principal receivables compared to the third quarter of 2019.

As of September 30, 2020, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB729.8 million (US$107.5 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB1,409.5 million (US$207.6 million), indicating M1+ Delinquency Coverage Ratio of 1.9x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Income from operations decreased to RMB767.8 million (US$113.1 million) from RMB1,219.6 million for the third quarter of 2019.

Net income attributable to Qudian’s shareholders was RMB592.3 million (US$87.2 million), or RMB2.22 (US$0.33) per diluted ADS.

Non-GAAP net income attributable to Qudian’s shareholders was RMB576.4 million (US$84.9 million), or RMB2.16 (US$0.32) per diluted ADS.

Cash Flow

As of September 30, 2020, the Company had cash and cash equivalents of RMB1,489.1 million (US$219.3 million) and restricted cash of RMB141.6 million (US$20.9 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the third quarter of 2020, net cash provided by operating activities was RMB1,195.3 million (US$176.0 million), mainly attributable to net income of RMB592.3 million (US$87.2 million) and the collection of repayments of service fees from transactions facilitated in 2019. Net cash used in investing activities was RMB742.1 million (US$109.3 million), mainly due to investments in short-term wealth management products and partially offset by net proceeds from collection of loan principal. Net cash used in financing activities was RMB326.6 million (US$48.1 million), mainly due to repayment of borrowings.

Update on Share Repurchase and Convertible Bond Repurchase

As of the date of this release, the Company has repurchased total principal amount of convertible senior notes of US$217.0 million. The Company has cumulatively completed total share repurchases of approximately US$573.2 million.

Conference Call

The Company’s management will host an earnings conference call on December 14, 2020 at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time). Details for the conference call are as follows:

Title of Event:	Qudian Inc. Third Quarter 2020 Earnings Conference Call
Conference ID:	2631558
Registration link:	http://apac.directeventreg.com/registration/event/2631558

For participants who wish to join the call, please complete the online registration at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including participant dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 21, 2020, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	800-963-117 (toll-free) / +852-3051-2780

Mainland China:	400-632-2162 / 800-870-0205 (toll-free)

Passcode:	2631558

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,
	2019	2020
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Revenues:
Financing income	797,879	487,330	71,776
Sales commission fee	69,873	18,073	2,662
Sales income	135,533	138,971	20,468
Penalty fee	10,993	21,258	3,131
Loan facilitation income and other related income	583,340	177,161	26,093
Transaction services fee and other related income	993,299	6,629	976

Total revenues	2,590,917	849,422	125,106
Operating cost and expenses:
Cost of revenues	(206,336)	(198,787)	(29,278)
Sales and marketing	(65,538)	(64,792)	(9,543)
General and administrative	(65,069)	(58,308)	(8,588)
Research and development	(44,103)	(51,100)	(7,526)
Changes in guarantee liabilities and risk assurance liabilities(1)	(328,631)	362,413	53,378
Provision for receivables and other assets	(691,080)	(89,466)	(13,177)
Total operating cost and expenses	(1,400,757)	(100,040)	(14,734)

Other operating income	29,425	18,375	2,706

Income from operations	1,219,585	767,757	113,078
Interest and investment (loss)/income, net	10,512	(38,786)	(5,712)
Foreign exchange loss, net	(814)	(2,596)	(382)
Other income	483	613	90
Other expenses	(1,764)	(3,462)	(510)

Net income before income taxes	1,228,002	723,526	106,564
Income tax expenses	(184,615)	(131,264)	(19,333)

Net income	1,043,387	592,262	87,231

Net income attributable to Qudian Inc.’s shareholders	1,043,387	592,262	87,231

Earnings per share for Class A and Class B ordinary shares:
Basic	3.74	2.34	0.34
Diluted	3.29	2.22	0.33
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	3.74	2.34	0.34
Diluted	3.29	2.22	0.33
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	279,325,050	253,523,668	253,523,668
Diluted	320,089,013	268,752,268	268,752,268
Other comprehensive (loss)/income:
Foreign currency translation adjustment	2,483	(13,991)	(2,061)

Total comprehensive income	1,045,870	578,271	85,170

Total comprehensive income attributable to Qudian Inc.’s shareholders	1,045,870	578,271	85,170

Note:

(1):

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30,	As of September 30,
	2020	2020
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,065,977	1,489,112	219,322
Restricted cash	510,795	141,603	20,856
Short-term investments	2,287,840	3,715,888	547,291
Short-term loan principal and financing service fee receivables	5,758,287	4,646,776	684,396
Short-term finance lease receivables	339,838	251,936	37,106
Short-term contract assets	731,478	291,732	42,967
Other current assets	1,360,474	1,256,547	185,069

Total current assets	12,054,689	11,793,594	1,737,007

Non-current assets:
Long-term finance lease receivables	45,544	38,861	5,724
Operating lease right-of-use assets	139,039	138,880	20,455
Investment in equity method investee	487,618	397,964	58,614
Long-term investments	222,706	184,868	27,228
Property and equipment, net	145,910	218,910	32,242
Intangible assets	7,257	7,766	1,144
Long-term contract assets	69,494	30,532	4,497
Deferred tax assets	441,640	386,131	56,871
Other non-current assets	6,837	9,367	1,380

Total non-current assets	1,566,045	1,413,279	208,155

TOTAL ASSETS	13,620,734	13,206,873	1,945,162

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30,	As of September 30,
	2020	2020
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	321,541	—	—
Short-term lease liabilities	21,911	22,972	3,383
Accrued expenses and other current liabilities	648,680	550,498	81,080
Guarantee liabilities and risk assurance liabilities(1)	715,577	165,892	24,433
Income tax payable	170,815	246,217	36,264

Total current liabilities	1,878,524	985,579	145,160

Non-current liabilities:
Deferred tax liabilities	7,125	3,299	486
Convertible senior notes	1,009,992	866,456	127,615
Long-term lease liabilities	13,417	12,029	1,772
Long-term borrowings and interest payables	54,338	100,000	14,728

Total non-current liabilities	1,084,872	981,784	144,601

Total liabilities	2,963,396	1,967,363	289,761

Shareholders’ equity:
Class A Ordinary shares	131	131	19
Class B Ordinary shares	44	44	6
Treasury shares	(369,227)	(371,988)	(54,788)
Additional paid-in capital	4,001,654	4,008,317	590,362
Accumulated other comprehensive loss	(24,506)	(38,498)	(5,670)
Retained earnings	7,049,242	7,641,504	1,125,472

Total shareholders’ equity	10,657,338	11,239,510	1,655,401

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,620,734	13,206,873	1,945,162

Note:

(1)

The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended September 30,
	2019	2020
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	1,043,387	592,262	87,231
Add: Share-based compensation expenses	18,439	6,663	981
Less: Convertible bonds buyback income	—	22,490	3,312

Non-GAAP net income attributable to Qudian Inc.’s shareholders	1,061,826	576,435	84,900

Non-GAAP net income per share—basic	3.80	2.27	0.33
Non-GAAP net income per share—diluted	3.34	2.16	0.32
Weighted average shares outstanding—basic	279,325,050	253,523,668	253,523,668
Weighted average shares outstanding—diluted	320,089,013	268,752,268	268,752,268